UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Toast, Inc.

(Name of Issuer)

Class A Common

Stock, par value $0.000001 per share

(Title of Class of Securities)

888787108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 888787108	13G	Page 2 of 6

1.	Names of Reporting Persons. Technology Investment Dining Group, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 55,297,040 (1)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 55,297,040 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,297,040 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 45.8% (2)
12.	Type of Reporting Person IN

(1)

The Reporting Person beneficially owns 8,294,556 shares of Class A Common Stock, which is 11.30% of the 73,730,137 shares of Class A Common Stock reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021. The reported amount includes 47,002,484 shares of Class B Common Stock owned by Technology Investment Dining Group, LLC, which such shares are convertible on a 1:1 basis into shares of Class A Common Stock at the election of the Reporting Person.

(2)

This percentage is based on 120,732,621 shares of Class A Common Stock outstanding, which is the sum of (i) 73,730,137 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021, and (ii) the 47,002,484 shares of Class B Common Stock that the Reporting Person currently has the right to acquire upon conversion of the Class B Common Stock, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

Assuming the conversion of all of the Issuer’s outstanding shares of Class B Common Stock into Class A Common Stock, based on the number of outstanding shares of Class A Common Stock and Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021 (together, the “Issuer’s Common Stock”), the shares of Class A Common Stock and Class B Common Stock reported as being beneficially owned by the Reporting Person would represent 10.955% of the Issuer’s Common Stock.

CUSIP No. 888787108	13G	Page 3 of 6

1.	Names of Reporting Persons. Steve Papa
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 55,297,040 (1)(2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 55,297,040 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,297,040 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 45.8% (3)
12.	Type of Reporting Person IN

(1)	Steve Papa owns 100% of Technology Investment Dining Group, LLC, the registered holder of the shares of the Issuer.
(2)

The Reporting Person indirectly beneficially owns 8,294,556 shares of Class A Common Stock, which is 11.250% of the 73,730,137 shares of Class A Common Stock reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021. The reported amount includes 47,002,484 shares of Class B Common Stock owned by Technology Investment Dining Group, LLC, which such shares are convertible on a 1:1 basis into shares of Class A Common Stock at the election of the Reporting Person.

(3)

This percentage is based on 120,732,621 shares of Class A Common Stock outstanding, which is the sum of (i) 73,730,137 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021, and (ii) the 47,002,484 shares of Class B Common Stock that Technology Investment Dining Group, LLC has the right to acquire upon conversion of the Class B Common Stock, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

Assuming the conversion of all of the Issuer’s outstanding shares of Class B Common Stock into Class A Common Stock, based on the number of outstanding shares of Class A Common Stock and Class B Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021 (together, the “Issuer’s Common Stock”), the shares of Class A Common Stock and Class B Common Stock reported as being beneficially owned by the Reporting Person would represent 10.955% of the Issuer’s Common Stock.

CUSIP No. 888787108	13G

ITEM 1.
(a)	Name of Issuer: Toast, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 401 Park Drive, Suite 801, Boston, Massachusetts 02215

ITEM 2.
(a)	Name of Person Filing: Technology Investment Dining Group, LLC and Steve Papa. Mr. Papa owns 100% of Technology Investment Dining Group, LLC.

(b)	Address of Principal Business Office, or if None, Residence: 18 Bank Street, Lebanon, NH 03766

(c)	Citizenship:

Technology Investment Dining Group, LLC—Delaware

Steve Papa - United States

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 888787108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover pages.

(b)	Percent of class: See the response(s) to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

INDEX TO EXHIBITS

Exhibit No.         Exhibit

99.1                     Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

/s/ Steve Papa
Steve Papa

TECHNOLOGY INVESTMENT DINING GROUP, LLC

By:	/s/ Steve Papa
Name (Printed): Steve Papa
Title: Managing Member